SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

OVERLAND STORAGE, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

690310206

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 36 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 690310206	Schedule 13D/A	Page 2 of 36 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of

CUSIP No. 690310206	Schedule 13D/A	Page 3 of 36 pages

restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 4 of 36 pages

1.	NAMES OF REPORTING PERSONS Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 5 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 6 of 36 pages

1.	NAMES OF REPORTING PERSONS CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition,

CUSIP No. 690310206	Schedule 13D/A	Page 7 of 36 pages

on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share

CUSIP No. 690310206	Schedule 13D/A	Page 8 of 36 pages

1.	NAMES OF REPORTING PERSONS Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 9 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 10 of 36 pages

1.	NAMES OF REPORTING PERSONS Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 11 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 12 of 36 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 13 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 14 of 36 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 15 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 16 of 36 pages

1.	NAMES OF REPORTING PERSONS FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 17 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 18 of 36 pages

1.	NAMES OF REPORTING PERSONS Tandberg Data Management S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 19 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 20 of 36 pages

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,696,614[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,696,614[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,614[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Person (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for shares of Common Stock which were issued as payment of interest on the Original Notes in the following amounts: Cyrus Opportunities Master Fund II, Ltd.—169,170 shares of Common Stock; CRS Master Fund, L.P.—54,917 shares of Common Stock; Crescent 1, L.P.—63,438 shares of Common Stock; and Cyrus Select Opportunities Master Fund, Ltd.—28,089 shares of Common Stock. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC

CUSIP No. 690310206	Schedule 13D/A	Page 21 of 36 pages

and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

CUSIP No. 690310206	Schedule 13D/A	Page 22 of 36 pages

EXPLANATORY NOTE: This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D relating to the shares of Common Stock of Overland Storage, Inc. (the “Issuer”) filed with the Commission on February 22, 2013 and as subsequently amended by Amendment No. 1 on May 15, 2013 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), and Mr. Stephen C. Freidheim. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 2 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 2.	Identity and Background

Item 2(a) – (f) of the Schedule 13D is hereby amended and restated to read as follows:

(a) This Schedule 13D is being filed by Cyrus, Crescent, CRS, Cyrus Opportunities, Cyrus Select, Cyrus GP, Cyrus Advisors, FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”), Tandberg Data Management S.à r.l., a Luxembourg private limited liability company (“TDM”), and Mr. Stephen C. Freidheim (each of Cyrus, Cresent, CRS, Cyrus Opportunities, Cyrus Select, Cyrus GP, Cyrus Advisors, FBC, TDM, and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”).

FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd., each of which are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Cyrus is the manager of FBC and TDM and the investment manager of each private fund holding an interest in FBC. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the manager of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus. Crescent, CRS, Cyrus Opportunities and Cyrus Select are collectively referred to herein as the “Cyrus Funds”.

Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of securities of the Issuer, other than those reported herein as being owned by such Reporting Person.

Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.

(b) The business address of each of the Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.

(c) Set forth in Exhibit J attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Freidheim is a citizen of the United States.

CUSIP No. 690310206	Schedule 13D/A	Page 23 of 36 pages

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented by the following:

As further discussed in Item 4 below, the Cyrus Funds may acquire New Notes (as defined below) totaling $7,000,000 pursuant to the Restated NPA (as defined below) entered into by the Cyrus Funds on November 1, 2013 with the Issuer. If the entire principal amount of New Notes are acquired pursuant to the Restated NPA, the following Cyrus Funds would acquire New Notes in the following original principal amounts in consideration for an equivalent purchase price: Cyrus Opportunities - $3,983,000 of New Notes; Crescent - $1,330,000 of New Notes; CRS - $1,162,000 of New Notes; and Cyrus Select - $525,000 of New Notes. The Notes are convertible by the holder into a number of shares of Common Stock equal to the principal amount of the Notes being converted divided by $1.00 (subject to certain limitations and adjustments as set forth in the Restated NPA). The Cyrus Funds will use their respective fund reserves to purchase New Notes.

ITEM 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented by the following:

On November 1, 2013 (the “Agreement Date”), the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”), with Tandberg Data Holdings S.à r.l., a Luxembourg private limited liability company (“Tandberg”), FBC and TDM (FBC and TDM are collectively referred to as the “Tandberg Shareholders”). The Acquisition Agreement contemplates a series of transactions pursuant to which the Issuer will acquire from the Tandberg Shareholders all of the capital stock of Tandberg subject to the terms and conditions in the Acquisition Agreement (the “Acquisition”). If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer. The boards of directors of each of Tandberg and the Issuer, and the Tandberg Shareholders, have unanimously approved the Acquisition Agreement and the Acquisition.

Pursuant to the terms of the Acquisition Agreement, the Issuer will purchase 100% of the outstanding capital shares of Tandberg, currently held by the Tandberg Shareholders, in exchange for a number of shares of the Issuer’s common stock, no par value per share (“Common Stock”) equal to:

(i)	the aggregate number of shares of Common Stock that are issued and outstanding as of the date of the Acquisition Agreement, plus

(ii)	any shares of Common Stock issued or issuable upon conversion of any convertible promissory notes of the Issuer in aggregate original principal amount of $7.0 million (the “New Notes”) issued or issuable on or after November 1, 2013 to the Cyrus Funds pursuant to an amended and restated Note Purchase Agreement dated November 1, 2013, plus

(iii)	all securities of the Issuer exercisable or convertible into shares of Common Stock at a per share price less than or equal to $1.30, plus

(iv)	any shares of Common Stock issued upon any conversion of convertible promissory notes of the Issuer issued in February 2013 (the “Original Notes”) pursuant to the Note Purchase Agreement dated February 12, 2013 between the Issuer, the Cyrus Funds and certain other note purchasers party thereto which conversion occurs prior to the closing of the Acquisition (the “Closing”), plus

(v)	any shares of Common Stock issued after the date of the Acquisition Agreement but before the Closing at a per share price of $1.00 or more, but excluding

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(vi)	(x) all securities of the Issuer exercisable or convertible into shares of Common Stock at a per share price greater than $1.30, (y) all unvested restricted stock units issued to employees or consultants of the Issuer and its subsidiaries and (z) any shares issuable upon conversion of the Original Notes which have not been converted prior to the Closing (all such shares of Common Stock, collectively the “Acquisition Shares”).

Following the completion and as a result of the Acquisition, if consummated, the Acquisition Shares will constitute approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the Closing other than upon conversion of the outstanding Original Notes as described below and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share). The Original Notes and the New Notes are collectively referred to herein as the “Notes”.

As a condition to the Closing of the Acquisition, the Issuer and the Tandberg Shareholders will enter into a Voting Agreement at the Closing of the Acquisition. Pursuant to the Voting Agreement, following the Closing of the Acquisition the Issuer’s board of directors will be expanded to seven directors, five of whom initially will be the pre-closing members of the Issuer’s board, and two of whom will initially be selected by the Tandberg Shareholders. Until the earlier of (a) the filing by the Issuer of its annual report on Form 10-K for the fiscal year ending on or about June 30, 2015 with the Commission or (b) September 30, 2015 (the “Expiration Date”), (i) up to two persons designated by the Tandberg Shareholders and reasonably acceptable to the Issuer’s current board of directors will be nominated for election to the board of directors at each meeting of shareholders at which members of the Issuer’s board of directors are elected; (ii) in any election of members of the Issuer’s board of directors, the Tandberg Shareholders will agree to vote all shares of Common Stock held by them with respect to any nominee for election to the Issuer’s board of directors (other than the two nominees designated by the Tandberg Shareholders) in the same proportion that the Issuer’s other shareholders vote for such nominee; (iii) the Tandberg Shareholders will agree not to nominate any person for election to the Issuer’s board of directors other than the two persons described above; and (iv) the Tandberg Shareholders will agree not to initiate, propose or otherwise solicit, or participate in the solicitation of shareholders for the approval of, any shareholder proposals with respect to the Issuer. After the Expiration Date, the Cyrus Funds will have the right to appoint all of the Issuer’s directors by virtue of the fact that the Cyrus Funds will hold a majority of the outstanding voting stock of the Issuer.

Mr. Eric Kelly, currently the Chief Executive Officer of the Issuer, will continue to serve as Chief Executive Officer of the Issuer after the Closing of the Acquisition. In addition, Mr. Kurt Kalbfleisch, currently the Chief Financial Officer of the Issuer, will continue in this role after the Closing of the Acquisition.

As a condition to the Closing of the Acquisition, the Issuer and the Tandberg Shareholders will enter into a Registration Rights Agreement (the “Acquisition RRA”) at the Closing of the Acquisition. Pursuant to the Acquisition RRA, the Issuer will grant to the holders of the Acquisition Shares certain “piggyback” registration rights to include the Acquisition Shares in any registration statements filed by the Issuer, subject to certain specified exceptions.

The Issuer has made customary representations to the Tandberg Shareholders in the Acquisition Agreement. In addition, the Acquisition Agreement contains customary covenants of the Issuer, including, among other things, covenants (i) to advise Tandberg of any conduct or event occurring subsequent to the Agreement Date that would render any representation or warranty made by the Issuer untrue or breach any covenant or obligation of the Issuer, (ii) subject to certain limited exceptions, not to solicit proposals relating to, enter into discussions concerning, or provide information in connection with, acquisition transactions relating to the Issuer, (iii) to file with the Commission a preliminary proxy statement with respect to a special meeting of the Issuer’s shareholders to be held to consider, among other things, the approval by the Issuer’s shareholders of the issuance of shares pursuant to the Acquisition Agreement, (iv) to continue to conduct its business in the ordinary course during the interim period between the execution of the Acquisition Agreement and the Closing of the Acquisition, and (iv) to use commercially reasonable efforts to cause the Common Stock to be approved for listing on The Nasdaq Capital Market following the closing of the Acquisition and to cause the Acquisition Shares to be listed on The Nasdaq Capital Market following the closing of the Acquisition.

Each of Tandberg and the Tandberg Shareholders have made customary representations and warranties to the Issuer in the Acquisition Agreement. Each of Tandberg and the Tandberg Shareholders have also agreed to customary covenants, including, among other things, covenants (i) to advise the Issuer of any conduct or event occurring subsequent to the Agreement Date that would render any representation or warranty made by Tandberg or the Tandberg Shareholders untrue or breach any covenant or obligation of Tandberg or the Tandberg Shareholders, (ii) to continue to conduct the

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business of Tandberg in the ordinary course during the interim period between the execution of the Acquisition Agreement and the Closing of the Acquisition, (iii) subject to certain limited exceptions, not to solicit proposals relating to, enter into discussions concerning, or provide information in connection with, alternative acquisition transactions in respect of Tandberg, and (iv) to provide the Issuer, not later than November 20, 2013, with unaudited consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine (9) months ended September 30, 2013.

The consummation of the Acquisition is subject to customary closing conditions, including (i) the approval of the issuance of the Acquisition Shares by the shareholders of the Issuer, (ii) the absence of any injunction, legal restraint or prohibition preventing the consummation of the Acquisition, (iii) subject to certain exceptions, the accuracy of each party’s representations and warranties, (iv) each party’s material compliance with its obligations under the Acquisition Agreement, (v) the execution of the Acquisition RRA, (vi) the execution of the Voting Agreement and (vii) the absence of any event or circumstance which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement) with respect to either the Issuer or Tandberg.

In connection with the entry into the Acquisition Agreement, the Issuer entered into an amended and restated Note Purchase Agreement dated November 1, 2013 (the “Restated NPA”) with the Cyrus Funds and certain other note purchasers party thereto, which amended and restated the Note Purchase Agreement dated February 12, 2013 between the Issuer, the Cyrus Funds and the other note purchasers party thereto.

Pursuant to the Restated NPA, the Cyrus Funds and the other note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes previously issued in February 2013 will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. As a result of such conversion, the Cyrus Funds will collectively hold 19.99% of the Issuer’s Common Stock and, upon the Closing of the Acquisition, approximately 63% of the Issuer’s outstanding stock (assuming no other shares of Common Stock are issued after the date of the Acquisition Agreement but before the Closing and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share). In addition, the Cyrus Funds will hold $7.0 million of New Notes which will be convertible into Common Stock as described below. The Restated NPA does not substantially amend or modify the terms of the remaining portion of the Original Notes that do not convert and that are scheduled to mature on February 13, 2017.

In addition, pursuant to the Restated NPA, the Cyrus Funds agreed to acquire, and the Issuer agreed to sell to the Cyrus Funds, additional convertible promissory notes (i.e., the New Notes as defined above) of the Issuer in aggregate original principal amount of $7.0 million in exchange for the payment of the purchase price in an equivalent amount. The New Notes may be issued by the Issuer in three tranches as follows:

(i)	$3.0 million of the New Notes on the date that the Issuer files a preliminary proxy statement with the Commission for the purpose of calling a special meeting for the approval of the issuance of the Acquisition Shares;

(ii)	an additional $2.0 million of the New Notes on the date that the Issuer files a definitive proxy statement with the Commission for the purpose of calling a special meeting for the approval of the issuance of the Acquisition Shares; and

(iii)	an additional $2.0 million of the New Notes on the earlier of (i) the Issuer’s obtaining irrevocable binding written commitments from holders of at least 50% of its shares outstanding as of the record date fixed by the Issuer’s board of directors for the determination of shareholders entitled to vote on the issuance of Acquisition Shares to approve and (ii) such time that the Issuer secures the vote of its shareholders required to approve, in either case the issuance of Acquisition Shares, the issuance of the shares into which the Original and New Notes are convertible and the approval of a reverse stock split.

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The New Notes, when issued, are scheduled to mature on the fourth (4th) anniversary of the date of their issuance; provided, however, that if any party to the Acquisition Agreement terminates the Acquisition Agreement pursuant to Article 10 of the Acquisition Agreement, the Issuer shall be required, no later than ninety (90) days after such termination, to prepay the Notes in full, together with all accrued and unpaid interest thereon. In addition, the Issuer is entitled, at its option, to prepay the New Notes in full or in part within ninety (90) days following the consummation of the Acquisition.

The obligations under the Notes have been or will be secured by a pledge of 65% of the Issuer’s stock in each of its three foreign subsidiaries: Overland Storage (Europe) Ltd., Overland Storage SARL and Overland Storage GmbH.

Outstanding principal under the New Notes will bear interest at 8.0% simple interest per annum. The Issuer has the option, until 18 months after the Closing, to pay accrued and outstanding interest on the New Notes either entirely in cash or shares of Common Stock; provided that the Issuer may not pay interest in stock at a price per share lower than $0.90 (as adjusted for stock splits, stock dividends, subdivisions, combinations, reclassifications, recapitalizations and the like) and in the event of a share price lower than such amount, the Issuer shall have the option to pay interest in a combination of stock and cash so long as the number of shares that the Issuer may issue shall not exceed the quotient obtained by dividing the interest payable at such time by $0.90 with any remaining interest being payable in cash.

The Cyrus Funds may elect to convert all or a portion of the outstanding principal amount of the New Notes into shares of Common Stock (subject to certain limitations set forth in the Restated NPA) in an amount equal to the principal amount of the Notes being converted divided by $1.00 per share, subject to adjustment as set forth in the Restated NPA.

The Restated NPA contains customary covenants, including covenants that limit or restrict the Issuer’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the Restated NPA, the purchasers of the Notes may declare all amounts outstanding to be immediately due and payable. The Restated NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults.

The parties to the Restated NPA entered into an amended and restated Registration Rights Agreement dated November 1, 2013 (the “Note Registration Rights Agreement”) between the Issuer, the Cyrus Funds and the other purchasers party to the Restated NPA, which Note Registration Rights Agreement amended and restated the Registration Rights Agreement dated February 12, 2013 between the Issuer, the Cyrus Funds and the other purchasers party thereto. Pursuant to the Note Registration Rights Agreement, the Issuer agreed to provide the Note holders certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, and applicable state securities laws, in respect of the Common Stock issuable upon conversion of the Notes and the Common Stock issuable as payment of interest or principal on the Notes pursuant to the terms of the Restated NPA. Pursuant to the Note Registration Rights Agreement, the Issuer is required to file a post-effective amendment to the Note Registration Statement (as defined in the Registration Rights Agreement) covering the resale or other disposition of the Common Stock issuable upon conversion of the Notes with the Commission by no later than thirty (30) days after the initial issuance of New Notes pursuant to the Restated NPA.

The Acquisition Agreement contains termination rights for both the Issuer and the Tandberg Shareholders, including, among others, the right of either party to terminate the Acquisition Agreement if the Acquisition shall not have been consummated by midnight California time on February 28, 2014 or if the special meeting of the shareholders of the Issuer is held and the shareholders of the Issuer do not approve the issuance of the Acquisition Shares and certain other matters as provided in the Acquisition Agreement. Upon a termination of the Acquisition Agreement by the Issuer to enter into an Alternative Buyer Transaction (as defined in the Acquisition Agreement), the Issuer shall be required to pay to Tandberg, at or prior to such termination, a fee of $900,000 (the “Termination Fee”). In the event that the Termination Fee becomes payable and is paid by the Issuer, the Termination Fee shall be the sole and exclusive remedy of Tandberg and Tandberg Shareholders under the Acquisition Agreement.

The Acquisition Agreement and the Restated NPA and other agreements referenced herein have been included or referenced solely to provide information regarding other respective terms and are not intended to be a source of financial, business or operational information about the Issuer, Tandberg, the Reporting Persons or their respective

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subsidiaries or affiliates. The representations, warranties and covenants contained in the Acquisition Agreement and Restated NPA are made only for purposes of such agreements and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Acquisition Agreement and Restated NPA, including being qualified by disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and, may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or conditions of the Issuer, Tandberg, the Reporting Persons or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Acquisition Agreement or Restated NPA, which subsequent information may or may not be fully reflected in public disclosures.

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The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

The above summary of the material terms of the Acquisition Agreement, the Restated NPA and the Note Registration Rights Agreement are qualified in their entirety by reference to the text of the Acquisition Agreement, the Restated NPA and Note Registration Rights Agreement, copies of which are incorporated by reference herein as Exhibits F, G and H respectively.

By virtue of having entered into the Acquisition Agreement and the Restated NPA, the Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is supplemented by the following:

(a) On February 12, 2013, the Cyrus Funds entered into a Note Purchase Agreement with the Issuer and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire the Original Notes of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On November 1, 2013, the Cyrus Funds entered into the Restated NPA with certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional New Notes of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. The terms of the Restated NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,696,614 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 31,118,558 shares of Common Stock outstanding as of September 6, 2013, as reported in the Issuer's Form 10-K filed with the Commission on September 18, 2013, plus 3,380 shares of restricted stock which subsequently vested and the shares of Common Stock issuable upon conversion of the Notes by the Reporting Persons (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes except for 315,614 shares which were issued to the Cyrus Funds by the Issuer as payment of interest on the

CUSIP No. 690310206	Schedule 13D/A	Page 29 of 36 pages

Original Notes. In addition, on November 1, 2013, the Issuer entered into the Acquisition Agreement with FBC and TDM pursuant to which the Issuer will acquire from FBC and TDM all of the capital stock of Tandberg, subject to the terms and conditions set forth in the Acquisition Agreement. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes will automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation prohibiting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. If the Acquisition is completed, Tandberg will become a wholly-owned subsidiary of the Issuer, and FBC and TDM (or their affiliates) will, as a result of the Acquisition, be issued shares of Common Stock representing approximately 54% of the Issuer’s fully-diluted outstanding securities (assuming no shares of Common Stock are issued after the date of the Acquisition Agreement but before the closing of the Acquisition other than upon conversion of the Original Notes as described above and the exercise of all exercisable securities of the Issuer having an exercise price of not more than $1.30 per share).

(b) Each of the Crescent, CRS, Cyrus Opportunities, Cyrus Select and Cyrus Europe Master Fund, Ltd. are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. FBC is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM is a wholly-owned subsidiary of FBC. Cyrus is the investment manager of each of such funds and the manager of FBC and TDM. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the manager of Cyrus GP and Cyrus GP is the managing member of Cyrus Advisors. Mr. Freidheim is also the Chief Investment Officer of Cyrus. The Reporting Persons have the power to vote and the power to dispose of the Notes and the shares of Common Stock and shares of Common Stock issuable upon conversion of the Notes pursuant to the Acquisition Agreement. The information set forth in Items 4 and 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) Except for entering into the Restated NPA and the Acquisition Agreement, there have been no transactions with respect to the securities of the Issuer during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented by the following:

The description in Item 4 of the Acquisition Agreement, the Restated NPA, the Note Registration Rights Agreement and the terms therein and the other information set forth in Item 4 is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit F	Acquisition Agreement dated November 1, 2013 included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2013 and incorporated by reference herein

Exhibit G	Amended and Restated Note Purchase Agreement dated November 1, 2013 (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2013 and incorporated by reference herein).

Exhibit H	Amended and Restated Registration Rights Agreement dated November 1, 2013 (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2013 and incorporated by reference herein).

CUSIP No. 690310206	Schedule 13D/A	Page 30 of 36 pages

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(K)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit J	Officers and Directors of the Reporting Persons

CUSIP No. 690310206	Schedule 13D/A	Page 31 of 36 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 5th day of November, 2013.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CUSIP No. 690310206	Schedule 13D/A	Page 32 of 36 pages

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

TANDBERG DATA MANAGEMENT, S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually

CUSIP No. 690310206	Schedule 13D/A	Page 33 of 36 pages

Exhibit I

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Overland Storage, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CUSIP No. 690310206	Schedule 13D/A	Page 34 of 36 pages

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS, S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

TANDBERG DATA MANAGEMENT, S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually

CUSIP No. 690310206	Schedule 13D/A	Page 35 of 36 pages

Exhibit J

Officers and Directors of the Reporting Persons

Crescent, CRS, Cyrus Opportunities, Cyrus Select and Mr. Freidheim have entered into an investment management agreement with Cyrus, giving Cyrus full voting and dispositive power over the shares of the Issuer’s Common Stock held by the Reporting Persons. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the manager of Cyrus GP, the managing member of Cyrus Advisors and is Chief Investment Officer of Cyrus.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Stephen C. Freidheim 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Investment Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Cyrus GP

Manager of Cyrus GP, which is the general partner of Cyrus. Cyrus GP’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.

FBC / TDM

Cyrus serves as Manager to FBC and TDM, and as described above, Stephen C. Freidheim is the manager of Cyrus CP, which is the general partner of Cyrus.

Jennifer M. Pulick 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Compliance Officer and General Counsel of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Brennan Joseph McCaw 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Financial Officer of Cyrus Capital Partners, L.P., which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canada

James Tucker 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Operating Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

CUSIP No. 690310206	Schedule 13D/A	Page 36 of 36 pages

Martin Lang 347 Patrick’s Avenue Patrick’s Island, Grand Cayman, Cayman Islands	Cyrus Opportunities Director of Cyrus Opportunities. Cyrus Opportunities’ principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

	Cyrus Select Director of Cyrus Select. Cyrus Select’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Tim Woolaver 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	Cyrus Opportunities Director of Cyrus Opportunities. Cyrus Opportunities’ principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canadian

	Cyrus Select Director of Cyrus Select. Cyrus Select’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Mr. Woolaver is also the Senior Company Manager of International Management Services Ltd., which engaged in Provision of Company Management. International Management Services Ltd.’s principal office is located at 4th Floor, Harbour Centre, Grand Cayman, Cayman Islands.